FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker              / 6. Relationship of Reporting Person(s) to Issuer
                                        /    or Trading Symbol                   /    (Check all applicable)
                                        /                                        /
                                        /                                        /     X   Director            ___  10% Owner
                                        /                                        /    ___  Officer             ___  Other
Apatoff,       Michael                  / DBS Industries, Inc. ("DBSS")           /         (give title below)      (specify below)
                                        /                                        /
                                        /                                        /
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS or           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Social Security  /    (Month/Year)  /    (Check Applicable Line)
c/o DBS Industries, Inc.                /    Number of        /                  /
    100 Shoreline Highway, Suite 190A   /    Reporting Person /     2/02         /     X  Form filed by one Reporting Person
----------------------------------------/                     /------------------/
(Street)                                /                     / 5. If Amendment, /    ___ Form filed by more than One
                                        /                     /    Date of       /        Reporting Person
                                        /                     /    Original      /
Mill Valley,            CA      94941   /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /                  /
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



                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A)      /   5. Amount of      /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)           /      Securities     /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3,4 and 5)           /      Beneficially   /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /-------------------------------------------------/      Owned at End   /   or          /    Ownership
             /            / Code  /  V   /  Amount     /(A) or (D)/  Price  /      of Month       /   Indirect(I) /    (Instr.4)
             /            /       /      /             /          /         /     (Inst. 3 and 4) /   (Instr.4)   /
====================================================================================================================================
Common Stock    3/7/02       M            1,100,000         A       $0.10                                 D               N/A
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Common Stock    3/25/02      M               50,000         A       $0.10           2,628,371             D               N/A
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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


FORM 4 (continued)



                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Con-    /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature
Derivative  / version / action  / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /    of
Security    /   or    / Date    / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / form of/  Indirect
(Instr. 3)  / exercise/ (Mo.    /(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Beneficial
            / Price of/  Day    /        / (A) or     /      Date       /  (Instr. 3,4) / Secu-  / Secu-  / ative  /  Ownership
            /   of    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Deriv-  /         /        / of (D)     /                 /               /(Inst.4)/ Benefi-/ rity:  /
            / ative   /         /        /(Inst.3,4,5)/                 /               /        / cially / Direct /
            / Secu-   /         /--------/------------/-----------------/---------------/        / Owned  / (D)    /
            / rity    /         /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /    /   /      /     / Exer-  /  ation /       / or    /        / of     / (I)    /
            /         /         /    /   /      /     / cisable/  Date  /       /No. of /        / Month  /(Inst.4)/
            /         /         /    /   /      /     /        /        /       /shares /        /(Inst.4)/        /
====================================================================================================================================
Warrants to   $0.10     2/25/02   A    V 6,650,000        2/5/02   (1)   Common 6,650,000  $0.01               D        N/A
Purchase                                                                 Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.10     3/7/02    M             1,100,000 2/5/02 3/15/02 Common 1,100,000                      D        N/A
Purchase                                                                 Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.12     3/7/02    A    V 7,500,000        3/7/02   (2)   Common 7,500,000  $0.012              D        N/A
Purchase                                                                 Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.10     3/7/02    A    V 1,100,000        3/7/02 9/15/02 Common 1,100,000                      D        N/A
Purchase                                                                 Stock
Common Stock
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Warrants to   $0.10     3/25/02   M               50,000 2/25/02 4/15/02 Common    50,000                      D        N/A
Purchase                                                                 Stock
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to   $0.10     3/25/02    A    V   50,000       3/25/02 10/15/02 Common   50,000         14,881,682   D        N/A
Purchase                                                                  Stock
Common Stock
====================================================================================================================================
Explanation of Responses:

(1) 1,100,000 expire on 3/15/02
    1,100,000 expire on 4/15/02
    1,100,000 expire on 5/15/02
    1,100,000 expire on 6/15/02
    1,100,000 expire on 7/15/02
    1,100,000 expire on 8/15/02

(2) 1,250,000 expire on 9/15/02
    1,250,000 expire on 10/15/02
    1,250,000 expire on 11/15/02
    1,250,000 expire on 12/15/02
    1,250,000 expire on 1/15/03
    1,250,000 expire on 2/15/03                                                /S/ MICHAEL APATOFF                  APRIL 2, 2002
                                                                               --------------------------------     -------------
                                                                               Michael Apatoff                           Date

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**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
Violations.

Note:  File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.